Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF
2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

MOSCOW and AMSTERDAM, The Netherlands, October 29, 2020 – Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced that all resolutions proposed at Yandex's 2020 Annual General Meeting of Shareholders ("AGM"), held on Thursday, October 29, 2020, have been approved.

Yandex also announced two reappointments to its Board of Directors. Arkady Volozh was re-appointed as executive member of the Board of Directors for a four-year term, and Mikhail Parakhin was reappointed as non-executive member of the Board of Directors for a one-year term.

The total number of Class A shares eligible to vote at the AGM was 316,675,755, with a total of 316,675,755 voting rights; the total number of Class B shares was 35,708,674, with a total of 357,086,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Proposal One — Approval of 2020 statutory accounts

The below are the results regarding the proposal to approve the 2020 statutory accounts of Yandex:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
586 699 774	37 232	1 247 629

Proposal Two — Discharge of directors

The below are the results regarding the proposal to grant discharge to the directors for their management during the past financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
574 631 439	11 014 804	2 338 392

Proposal Three — Re-appointment of Arkady Volozh

The below are the results regarding the proposal to re-appoint Arkady Volozh to serve as a member of the Board of Directors for a four-year term:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
585 146 520	2 033 369	804 746

Proposal Four — Re-appointment of Mikhail Parakhin

The below are the results regarding the proposal to re-appoint Mikhail Parakhin to serve as a member of the Board of Directors for a one-year term:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
582 011 154	5 905 832	67 649

Proposal Five — Cancellation of shares

The below are the results regarding the proposal to cancel Yandex's 1,429,984 outstanding Class C shares:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
587 961 431	9 622	13 582

Proposal Six — Appointment of Auditor

The below are the results regarding the proposal to ratify the selection by the Audit Committee of the appointment of JSC KPMG, an independent registered public accounting firm and the Russian affiliate of KPMG International, as auditors of the Company's consolidated financial statements for the 2020 financial year (to be prepared under U.S. GAAP), and KPMG Accountants N.V., its Dutch affiliate, as external auditors of the Company's statutory annual accounts for the 2020 financial year (to be prepared under IFRS):

Number of Votes For	Number of Votes Against	Number of Votes Abstained
587 936 840	37 172	10 623

Proposals Seven, Eight and Nine — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to  designate the Board of Directors as the competent body to issue from time to time Class A shares  up to 20% of the issued share capital (excluding Class C Shares)  of the Company for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
487 669 038	99 891 956	423 641

The below are the results regarding the proposal to  designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A shares  for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
450 322 885	136 381 422	1 280 328

The below are the results regarding the proposal to authorize the Board of Directors for a period of 18 months to repurchase shares in Yandex up to a maximum of 20% of the issued share capital from time to time:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
491 607 888	95 749 654	627 093

For further information, please visit http://company.yandex.com or contact:

Yandex N.V.
Investor Relations
Yulia Gerasimova
Phone: +7 495 974-35-38
E-mail: askIR@yandex-team.ru

Press Office:
Ilya Grabovskiy
Phone: +7 495 739-70-00
E-mail: pr@yandex-team.ru

About Yandex

Yandex (NASDAQ and MOEX:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products and other mobile applications for millions of consumers across the globe. Yandex, which has 33 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company/.